Contact

www.linkedin.com/in/javier-oblitas-a8a2253b (LinkedIn)
www.Vndx.com (Company)
www.netservers.com (Company)
www.livecomm.com (Company)

Top Skills

Web Development
Web Design
SEO

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)
French (Elementary)

Javier Oblitas

CoFounder/CTO at VNDx.com , NetServers.com, Livecomm.com
San Antonio

Summary

My knowledge in technology started when I was 11 years
old repairing electronics and programming assembly on a Commodore64. It now includes Electrical engineering, innovative Virtual, Electronic low and high systems, with physical and Cloud Technologies. Specialist on server and PC hardware and software systems.
Consultant of Managed Secure Hosting Solutions, Security Analyst and Compliance Audits, DC maintenance, Custom Development of Software, Automation and all IT and telephony fields. IOT devices with programming of Web applications and mobile device Apps.
As a hobby like to play guitar, fix electronics, learning piano and French.

Experience

Visual Net Design LC
CoFounder/Technology Engineer
February 2000 - Present (21 years 5 months)
San Antonio, Tx

Harris Corporation
Electronic Microchip Technician
1996 - 1998 (2 years)

Education

INICTEL
Electronic Systems and Communications Engineer · (1993)

Harris Technology
Technician, Surface mount Repair and Soldering · (1997)

BETA Institute

Computer Technology, Computer Science · (1994)